November 5, 2012

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: Impac Mortgage Holdings, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed March 21, 2012

File No. 1-14100

Dear Mr. Woody:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), and in furtherance to a telephonic meeting on November 1, 2012 between Mark Rakip, Staff at the United States Securities and Exchange Commission (“SEC” or “Staff”), and Todd Taylor, Chief Financial Officer of the Company, we hereby transmit to you the following response to the Staff’s comment letter, dated October 22, 2012, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). The Staff originally issued a comment letter dated September 27, 2012 regarding the Company’s 2011 Form 10-K for which the Company submitted a response letter dated October 10, 2012. The following consists of the Company’s response to the Staff’s comment letter in identical numerical sequence. For the convenience of the SEC, the comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for fiscal year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.—Securitized Mortgage Collateral, page F-33

1.             Comment: We note your response to prior comment 4 from our letter dated September 27, 2012. Given that you provided advances at least in the two most recent fiscal years, please tell us what impact such advances may have to your future ability to continue to advance funds to investors in lieu of nonpayment from the trusts, and what, if any of such advances, you have recovered. Lastly, consistent with your response, please disclose in future periodic filings that the company has not experienced a loss as part of its advance requirements and update such disclosure as appropriate.

Response: Pursuant to a telephonic meeting between Mr. Rakip and Mr. Taylor, the Company has been asked to tell the SEC what impact such advances may have on the Company’s future ability to advance funds and if the Company has recovered previously disclosed advance.  To clarify, the Company, as the master servicer on certain trusts, collects loan level information and remittances from third party servicers and sends information and remittances to the respective trustee.  The Company may also be required to advance funds to the trustee or cause the loans servicers to advance funds ultimately advanced to the trustee to cover principal, interest and escrow balances when the payments are not collected from the borrowers, depending on the status of their mortgages, or the third party servicer.  As previously disclosed, the Company, as master servicer, has advanced funds to the trustee.  Those advances were recovered in 30 days as all advances are generally recovered within 30 days. In addition, the Company retains first priority to recover these advances as funds become available from the borrower or from the liquidation of the collateral.  In cases where there is a deficiency in the collateral liquidation compared with the Company’s outstanding advance, the Company can recover such deficiency from the respective trust.  Thus, the Company does not anticipate such advances to have an impact on the Company’s future ability to continue to advance funds.  To date, the Company has never experienced a loss as part of its advance requirements.

In future filings, the Company will enhance the type of disclosure on page F-33 of the 2011 Form 10-K to clarify that it is taking actions as master servicer.  The proposed language is as follows (inserted language in bold):

“The Company, as the master servicer, may also be ….” .

“At December 31, 2011 and 2010, such master servicing advances totaled….”

Further, the Company will enhance its disclosure to include more detail about the advances as follows:

“The Company, as the master servicer on certain trusts, collects loan level information and remittances from third party servicers and sends information and remittances to the respective trustee.  The Company may also be required to advance funds to the trustee or cause the loan servicers to advance funds ultimately advanced to the trustee to cover principal, interest and escrow balances when the payments are not collected from the borrowers, depending on the status of their mortgages, or the third party servicer.  Advances are generally been recovered within 30 days. In addition, the Company retains first priority to recover these advances as funds become available from the borrower or from the liquidation of the collateral.  In cases where there is a deficiency in the collateral liquidation compared with the Company’s outstanding advance, the Company can recover such deficiency from the respective trust.   Thus, we do not anticipate such advances to have an impact on the Company’s future ability to continue to advance funds.”

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by email at katherine.blair@klgates.com.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc: Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer